DUKE ROBOTICS CORP.

10 HaRimon Street

Mevo Carmel Science and Industrial Park, Israel

May 13, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duke Robotics Corp. (CIK 0001638911)
Registration Statement on Form S-1 (File No. 333-294808) (the “Registration Statement”)
Request for Acceleration of Effective Date

Dear Mesdames:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Duke Robotics Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on May 14, 2026 at 4:15 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Ron Ben-Bassat, Esq. of Sullivan & Worcester LLP at (212) 660-5003 and that such effectiveness also be confirmed in writing. The Company hereby authorizes Mr. Ben-Bassat of Sullivan & Worcester LLP to orally modify or withdraw this request for acceleration.

Very truly yours,

Duke Robotics Corp.

By:	/s/ Yossef Balucka
	Name:	Yossef Balucka
	Title:	Chief Executive Officer